Exhibit 10.1

February 26, 2013

Kitty Yung

Dear Kitty:

American Eagle Outfitters Hong Kong Limited (the “Company”) is pleased to offer you the position of Executive Vice President – Asia/Pacific reporting to Robert Hanson, Chief Executive Officer. The details of the terms and conditions of this offer letter are outline herein and in the attached documents (collectively, the “Employment Agreement”).

This offer letter and the terms of our offer are highly confidential. You agree to keep this offer and its terms confidential and you will not disclose the offer or its terms to any third party (excluding your spouse, lawyer, tax advisor or pursuant to court order). You understand that if you breach this provision the offer may be automatically revoked at the Company’s discretion and the Company will have no obligation to you.

Commencement Date: Your employment with the Company shall commence on the date in which you begin to provide full time service for the Company. Your position will be based in Hong Kong.

Salary: You will be paid an annual base salary of US$575,000 per annum less applicable taxes and withholdings (or pro-rated amount for incomplete year of service), payable in 12 equal monthly instalments by the end of each month.

Sign-on Cash Bonus: You will be eligible for a cash sign-on bonus of US$450,000 gross, paid in a lump-sum in 30 days after your employment commences. This payment is subject to the attached repayment agreement.

Annual Incentive Bonus: Subject to the terms of this clause, you will be eligible to earn an incentive compensation bonus of up to 70% (Target) of your base salary equal to US$402,500 with a maximum up to 140% equal to US$805,000. You will first be eligible to participate in the Annual Incentive Bonus plan for fiscal year 2013, and your entitlement to the Annual Incentive Bonus is based upon the achievement of the Company and Brand (where applicable) financial performance based goals to be established by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”). In order to be eligible to receive this Bonus, you must remain continuously employed by the Company through the date the Bonus is awarded. Fiscal 2013 bonus will not be prorated based on your service within the performance period.

Restricted Stock Units: Upon your Commencement Date, you will be eligible for consideration of a RSU grant with an expected value of US$250,000.The grant price will be the closing price of American Eagle Outfitters, Inc (“AEO”) common stock on the grant date. The number of units can fluctuate based on the stock price at the grant date, but the overall grant value will remain constant. The units will be a part of the grant made by the Compensation Committee pursuant to and subject to all terms and conditions set forth in the AEO’s 2005A Plan.

The RSU grant will only vest contingent upon the achievement of your personal goals set with the Company for both fiscal year 2013 and fiscal year 2014. If your performance meets or exceeds the targets for fiscal year 2013 and fiscal year 2014, the entire RSU grant will vest 2 years after the grant date, in the Spring of fiscal year 2015. The Compensation Committee must verify that the performance goals and other material terms are met prior to vesting. If your employment is terminated for any reasons before the vesting of the RSU grant, any unvested RSU grant shall be forfeited without compensation.

Additionally, upon your Commencement Date, you will be eligible for consideration of a RSU grant with an expected value of US$270,000. The grant price will be the closing price of AEO common stock on the grant date. The number of units can fluctuate based on the stock price at the grant date, but the overall grant value will remain constant. The units will be a part of the grant made by the Compensation Committee pursuant to and subject to all terms and conditions set forth in the AEO’s 2005A Plan.

If AEO performance meets or exceeds certain Company targets for fiscal year 2013, the entire RSU grant will vest upon certification of fiscal year 2013 performance. The Compensation Committee must verify that the performance goals and other material terms are met prior to vesting. However, if the performance goals for fiscal year 2013 are not met, then the RSU grant will vest proportionally over three years from the grant date based solely on your continued employment with the Company over that period. For the avoidance of doubt, if your employment is terminated for any reasons during the aforesaid three-year period, any unvested RSU grant shall be forfeited without compensation.

It is the parties’ intention that the 2005A Plan be adopted and administered in a manner that enables the Company to deduct for federal income tax purposes the full value of all RSU grants (if applicable).

Based upon Company performance in Fiscal 2013, you will be eligible for consideration for a time-based Restricted Stock award, granted in Spring 2014 and vesting in Spring, 2015 up to US$400,000 in grant value.

For the avoidance of doubt, your entitlement to the RSU grant shall also be subject to the terms and conditions of the RSU Confidentiality, Non-Solicitation, Non-Competition and Intellectual Property Agreement attached hereto.

Performance Share Plan: Upon your Commencement Date, you will be eligible for consideration of a Performance Share Unit grant with an expected target value of US$330,000. The grant price will be the closing price of AEO common stock on the grant date. The number of units can fluctuate based on the stock price at the grant date, but the overall value will remain constant. Vesting of the PSU will be contingent upon the achievement of AEO performance goals set by the Company at its discretion for a given 3-year period. Based upon AEO performance, the units will vest at the end of the 3-year period. The actual number of units vested will be based upon a sliding performance scale, varying between 0-150% of the target award. Shares not vested will be forfeited.

The units will be part of the grant made by the Compensation Committee pursuant to and subject to all terms and conditions set forth in the AEO’s 2005A Plan. It is the parties’ intention that the 2005A Plan be adopted and administered in a manner that enables the Company to deduct for federal income tax purposes the full value of all RSU grants (if applicable).

Performance Review: Annual performance appraisals take place in March. You will receive your first evaluation for merit consideration in March, 2014 with a retro-active effective date to the beginning of the 2014 fiscal year.

Mandatory Provident Fund (MPF): You will participate in the Company’s mandatory provident fund in accordance with applicable laws.

Health Insurance: Medical and dental coverage will begin on your first day of employment at no cost to you and will be administered by HSBC. Please note that the Company has rights to amend, revise, cancel or change the service provider of the insurance scheme at its sole discretion.

Vision Plan: The Company will provide you with reimbursements up to HK $1,550 dollars per calendar year for vision services rendered. Any unused entitlement in one year cannot be carried forward to the following year.

Life & Disability (Personal Accident) Insurance: You will be enrolled in the Company’s Life Insurance scheme and Accidental Death & Dismemberment Insurance/Total & Permanent Disability scheme at no cost to you. Please note that the Company has rights to amend, revise, cancel or change the service provider of the insurance scheme at its sole discretion.

Working Hours: The Company works on a five day work week. You will always be entitled to one statutory rest day in each 7–day period as required per Hong Kong law; such day will be determined by the Company. You may be required to work a sixth day occasionally and when traveling, or otherwise as business dictates.

Annual Leave: In addition to all Hong Kong general holidays, you will be entitled to 28 working days of paid annual leave in a leave year (or a pro-rated number for incomplete year of service). You may begin to take your annual leave after 60 days of employment with the consent of the Company.

Car Allowance: You will receive a monthly car allowance of USD$1,500 gross. This will be paid to you at the end of each month.

Taxes: As your position is based in Hong Kong (home country), there may be times when business travel outside the country is necessary. If you become subject to foreign country tax liability due to business travel on wage income paid by AEO, the Company will tax equalize you to your home country tax liability.

Contractual Severance Payment: If your employment is terminated by the Company for any reason or no reason at all, except for proven fraud, you will be entitled to receive a contractual severance payment equivalent to 12 months’ base salary within 30 days of the termination of employment conditioned upon the execution of a General Release in a form provided by The Company. This contractual severance payment is inclusive of any statutory severance payment that may be payable under the Hong Kong Employment Ordinance.

Merchandise Discount: You will also be eligible for an employee discount of 40% off regular price merchandise and 25% off sale merchandise.

RSU Confidentiality, Non-Solicitation, Non-competition and Intellectual Property Agreement: Your employment is conditioned upon your execution of the form of Confidentiality, Non-Competition and Intellectual Property Agreement (the “RSU Confidentiality Agreement”) attached to this letter.

Third Party Confidential Information: The terms and conditions of your employment with the Company prohibit you from using or disclosing any confidential or proprietary information of third parties, including your prior employers. In your employment with the Company, you are expected to comply with any current contractual restrictions that prohibit either the misappropriation or disclosure of confidential and proprietary information or the solicitation of employees.

Future Compensation: The compensation package outlined here is based on current American Eagle benefits and compensation policies and practices. Your compensation and benefits levels are subject to change by the Company in the future, but shall not be less than as set out above in this Employment Agreement, unless such reductions apply on the same basis to all executive officers of the Company.

We also attach an Appendix setting out additional terms and conditions of employment (the “Appendix”) which form part of this Employment Agreement. Please sign and date one copy of this letter, one copy of the enclosed Appendix, and one copy of the RSU Confidentiality Agreement enclosed herein, and return them to Dave McNulty’s attention. You can scan and email your signed copy to mcnultyd@ae.com and then send the original in the postal mail. I have enclosed an additional copy for your records.

Please feel free to contact me if you have any questions.

We very much look forward to you becoming a member of our team at American Eagle Outfitters. Please sign and date one copy of this and return it to us to verify your verbal acceptance. Because of your professional level within the Company, this offer is subject to approval by the Board of Directors, which we anticipate receiving shortly. Upon approval, we will send you a fully executed copy of this letter for your records. Please let me know if you have any questions.

Sincerely,

/s/ Robert Hanson

Robert Hanson

Chief Executive Officer

For and on behalf of

American Eagle Outfitters Hong Kong Limited

I accept the offer of employment under the terms noted in this letter and attached Appendix.

/s/ Kitty Yung	April 8, 2013
Kitty Yung	Date

AMERICAN EAGLE OUTFITTERS HONG KONG LIMITED

SIGN-ON BONUS PAYBACK AGREEMENT

For: Kitty Yung

In exchange for American Eagle Outfitters Hong Kong Limited’s agreement to provide a one-time, sign-on bonus in the amount of US$450,000 GROSS to me in connection with my employment, I agree as follows:

I acknowledge that I have read this Sign-On Bonus Payback Agreement and that I understand its provisions.

I agree that if I voluntarily terminate my employment with American Eagle Outfitters Hong Kong Limited (the “Company”), or I am dismissed by the Company based on gross misconduct or proven dishonesty during the first 12 months of employment following my start date, I will payback to the Company 100% of the monies received.

If I leave the Company’s employment as stated above, subject to applicable laws, I authorize them to deduct from monies otherwise due to me, any amounts I am obligated hereunder to pay. I understand that if such monies are not sufficient to repay the full amount I owe, I will immediately pay the remainder owed to the Company under this Agreement. In the event that I fail to pay the remaining amounts due within 30 days following the date that I terminate my employment, I will also pay the Company interest at an annual rate of one (1%) percent over prime on all amounts that remain unpaid after the end of such 30-day period.

I agree to pay the Company’s cost (including reasonable attorney’s fees and court costs) of collecting any amounts payable under this Agreement.

Signature:	/s/ Kitty Yung
Kitty Yung

Date:	April 8, 2013

ONE COPY OF THIS SIGN-ON BONUS PAYBACK AGREEMENT MUST BE SIGNED AND RETURNED TO HUMAN RESOURCES PRIOR TO PAYMENT OF ANY AMOUNT. PLEASE RETAIN THE OTHER FOR YOUR RECORDS.

Appendix

I, Kitty Yung, agree that the additional employment terms set out in this Appendix shall form part of my terms and conditions of employment with American Eagle Outfitters Hong Kong Limited (hereinafter referred to as the “Company”).

In consideration of being hired as Executive Vice President–Asia Pacific with the Company, I acknowledge and agree to the following:

1.	I will not have any financial involvement with any customer, supplier or vendor, or any involvement in any trade or other business, whether for personal gain or that of a third party, where a conflict of interest with the Company may exist. I will avoid situations where my personal interest may conflict or appear to conflict with that of the Company or a client, supplier or vendor of the Company and if there is any doubt I will obtain prior authorization from my manager. I will not accept gifts from a customer, supplier or vendor, or any prospective customer, supplier or vendor of the Company except as permitted by the Company policy.

2.	I agree that during my employment with the Company, I will devote my full working time and attention and best efforts to the service and benefit of the Company’s business and shall comply with all rules, regulations, policies and instructions of the Company.

3.	I will behave in an honest, decent, courteous manner at all times in dealing with customers and employees of the Company. I understand that discriminatory practices are against Company policy and I agree that I will not act in a discriminatory manner in dealing with customers and employees, including acts of sexual or psychological harassment.

4.	Subject to the other provisions of this Employment Agreement, including specifically payment of the equivalent of 12 months base salary as set forth in the Contractual Severance Payment provision in the main body of the Employment Agreement, I understand that my employment may be terminated by either the Company or myself by serving on the other party not less than 1 months’ notice in writing or by making payment in lieu of notice. I also understand that subject to the other provisions of this Employment Agreement, including specifically payment of the equivalent of 12 months base salary as set forth in the Contractual Severance Payment provision in the main body of the Employment Agreement, the Company may terminate my employment at any time without 1 month’s notice or 1 month’s payment in lieu thereof for just cause including, but not limited to, any material breach of any terms and conditions of employment.

5.	I have not relied on any representations (either verbal, written, or otherwise) by the Company, its agents, employees, officers, or employment consultants, prior to my commencement of employment except as specifically set forth in this Appendix and the related offer letter received by me.

6.	I understand that the Company reserves the right to change, without notice, the terms of its benefit plan, incentive plan, retirement plan, stock option plan, and any other Company or successor plan of which I may be eligible to participate (hereinafter “plans”). I agree to comply with and be bound by the terms of these plans (if eligible). Upon ceasing to be an employee for any reason, I understand and agree that no further rights accrue under these plans (unless vested and expressly provided otherwise under the terms of the plans or in this Employment Agreement) effective the day I cease employment. I understand that I cease to be an employee on the date that I am effectively and lawfully dismissed. In the event of any potential inconsistent interpretation between this paragraph and any of the plans, this paragraph shall take precedence and govern.

7.	I understand and agree that my job responsibilities, manner of remuneration, reporting relationship, hours of work, and the geographic location where I perform my job may change from time to time and that the Company has the right to make these changes in the Company’s sole discretion, provided that the total remuneration package shall not be less than set out above in this Employment Agreement, unless such reductions apply on the same basis to all executive officers of the Company. I understand and agree that such changes will not constitute a constructive termination of my employment.

8.	I understand this Appendix and the related offer letter may not be changed, amended or modified orally, and may only be changed, amended or modified by written agreement between myself and the Company. I also understand and agree that the terms and obligations outlined in this Appendix shall continue to apply in the future regardless of what position I may hold.

9.	I acknowledge that certain information which may be acquired by me during the course of my employment relating, without limitation to the Company’s systems, financial results or forecasts, sales or marketing results, vendor contracts or arrangements, marketing programs or strategies, or merchandising programs may be of a confidential nature and that disclosure of such information, particularly to competitors, could be damaging to the Company’s interest. Accordingly, I agree to keep all such information which is identified to me as being confidential or which, by its nature, should be apparent to me to be commercially sensitive and that is not already in the public domain or enters the public domain through no fault of mine, strictly confidential except as required by law, regulation, or court order and I agree not to disclose such information to any one outside the Company at any time during within three years after my employment with the Company, provided for the avoidance of doubt, after the end of my employment with the Company, I will be permitted to utilize my acquired professional skill and experience in other employment and in providing services to others

10.	I agree that I will not, without the prior written consent of the Company, and for a period of eighteen months after the date of the termination of my employment for whatever reason, directly or indirectly interfere with, hire, entice away or otherwise engage the services of any employee of the Company, who was at any time during the twelve months prior to my termination of employment, an employee of the Company, with whom I have/had dealing.

11.	In the event that any provision or part of this Appendix or the related offer letter shall be deemed void or invalid by a court, the remaining provisions, or parts of it, shall be and remain in full force and effect.

12.	I understand that the Company is committed to a policy of treating all its employees equally. No employee shall receive less favorable treatment or consideration on the grounds of disability, sex or family status or will be disadvantaged by any conditions of employment or company requirements that cannot be justified as necessary on operational grounds.

13.	Subject to applicable laws, I understand that the personal data I have supplied for the purpose of employment is required for obtaining reference checks, for maintaining employee records, for assessing employee compensation and benefits, for training and development, for appraisal and for emergency purposes and such personal data may be forwarded to the Company’s insurers, bankers, and medical practitioners providing medical services to employees, if applicable, and to any relevant service provider or any government authority (at the authority’s request).

14.	I hereby represent and warrant that I am free from any encumbrances or restrictions imposed by my current or former employer which may in any way prohibit me from performing services for the Company. I further represent and warrant that I have not breached and will not breach any duty of confidentiality to my current/former employer or any third party under any contract or common law in carrying out my duties. I confirm that the Company has not requested or induced me to breach any of my duty of confidentiality to any party.

15.	This Appendix and the related offer letter dated February 26, 2013 contain the entire understanding between the parties in relation to the subject matter hereunder and supersedes any prior understanding or agreement (whether written or oral) in relation to the subject matter hereunder.

16.	This Appendix and the related offer letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region.

In signing my name below I agree that I have read, understand and agree to the terms and provisions as outlined in this Appendix and the offer letter dated February 26, 2013. I agree I have had the opportunity to seek explanation as required, and to obtain independent legal advice prior to signing below.

/s/ Kitty Yung	April 8, 2013
Kitty Yung	Date

AMERICAN EAGLE OUTFITTERS HONG KONG LIMITED

RSU Confidentiality, Non-Solicitation, Non-Competition And Intellectual Property Agreement

As a new officer and/or employee of American Eagle Outfitters Hong Kong Limited or one of its subsidiaries or affiliates (collectively, the “Company”), the undersigned is eligible to participate in the Company Long Term Restricted Stock Unit Incentive Plan (the “RSU Plan”) and will be placed or retained by the Company in a position of special trust and confidence, will be granted access to or may develop trade secretes, intellectual property, and other confidential or proprietary information (“Confidential Information”) of the Company, and will be authorized to communicate with customers, vendors, employees and others to develop good will for the Company.

NOW, THEREFORE, in recognition of the highly competitive nature of the business conducted by the Company and in exchange for and in consideration of:

•	my employment; and
•

in the event of termination of my employment without just cause, to be eligible to receive an award in accordance with the terms of the RSU Plan , pro-rated based on actual days worked (excluding any period in which pay in lieu of notice is or ought to have been provided) and performance goals being met for the full such period, but not an amount above the “target” award level;

I agree as follows:

1. I will at all times during and after my employment faithfully hold the Company’s Confidential Information in the strictest confidence, and I will use my best efforts and diligence to guard against its disclosure to anyone other than as required in the proper and lawful performance of my employment. I will not use Confidential Information for my own personal benefit or for the benefit of any competitor or other person. I understand that Confidential Information includes all information and materials relating to Intellectual Property, as defined below, the Company’s trade secrets and all information relating to the Company that the Company does not make available to the public. By way of example, Confidential Information includes information about the Company’s products, designs, processes, systems, marketing, promotional plans, technical procedures, strategies, costs, financial information, and many other types of information and materials. Upon termination of my employment, regardless of the reason for such termination, I will return to the Company all computers, data storage devices, documents and other materials of any kind that contain Confidential Information, and all copies thereof, whether electronic or hard copy.

2. I will not use any confidential information of any third party, including any prior employer, in breach of a legal obligation to that third party in the course of my employment.

3. If my employment terminates for any reason whatsoever, then for a period of eighteen (18) months after termination, I will not directly or indirectly solicit, induce or attempt to influence any employee of the Company to leave his or her employment, nor will I in any way assist anyone else in doing so.

4. I agree that all inventions, designs and ideas conceived, produced, created, or reduced to practice, either solely or jointly with others, during my employment, including those developed on my own time, which relate to or are useful in the Company’s business (“Intellectual Property”) shall be owned solely by the Company. I understand that whether in preliminary or final form, such Intellectual Property includes, for example, all ideas, inventions, discoveries, designs, innovations, improvements, trade secrets, and other intellectual property. All Intellectual Property is either work made for hire for the Company within the meaning of the U. S. Copyright Act, and, whether or not such Intellectual Property is determined to be work made for hire, I irrevocably assign all right, title, moral rights and interest in and to the Intellectual Property to the Company, including all copyrights, patents, and/or trademarks. I will, without any additional consideration, execute all documents and take all other actions needed to convey my complete ownership of the Intellectual Property to the Company so that the Company may own and protect such Intellectual Property and obtain patent, copyright and trademark registrations for it. I agree that the Company may alter or modify the Intellectual Property at the Company’s sole discretion, and I waive all right to claim or disclaim authorship. I represent and warrant that any Intellectual Property that I assign to the Company, except as otherwise disclosed in writing at the time of assignment, will be my sole, exclusive, original work. I have not previously invented any Intellectual Property or I have advised the Company in writing of any prior inventions or ideas.

5. If my employment terminates for any reason whatsoever, then for a period of twelve (12) months after termination, I will not, directly or indirectly, engage in (either as an owner, investor, partner, employer, employee, consultant or director), or otherwise perform services for, any Competitive Business. The term “Competitive Business” means any business in competition with the retail, direct marketing and/or internet apparel and accessories business and any other material business the Company is engaged in as of the date of termination of employment. Such businesses include, but are not necessarily limited to the following: Gap, Old Navy, Abercrombie & Fitch, Hollister, Aeropostale, Forever 21, Rue 21, Express, Buckle, Limited, Victoria’s Secret, VS Pink, Pacific Sunwear, J. Crew, Banana Republic, Inditex S.A., Fast Retailing Co., Ltd., and H&M Hennes & Mauritz AB. I understand that the Company at its discretion may waive this provision or shorten the twelve month period by giving me a written waiver.

6. I understand and agree that if I breach any provision of this Agreement, I shall then immediately have no further rights or entitlements under the RSU Plan or in respect of Restricted Stock Units generally, and I shall not be entitled to any payment or other entitlement in any way relating to Restricted Stock Units. This paragraph shall govern in the event of any conflict with any other agreement, term of employment or other commitment or arrangement, or any legal requirement except the minimum extent imposed by applicable legislation that cannot be avoided by contract.

7. I understand and agree that the Company has the right to suspend or terminate the RSU Plan at any time in the future, provided that such suspension or termination does not decrease the value of my then-current account balance.

8. I understand and agree that the Company is entitled, in addition to other remedies, to obtain an injunction against any potential or actual violation of this Agreement. This Agreement is in addition to and does not replace any other agreement between me and the Company relating to the subject matter hereof, and I acknowledge that the Company is entitled to enforce any such other agreement in addition to the provisions of this Agreement.

9. Notwithstanding the foregoing, if I am a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the Company determines that any amounts to be paid to me under this Agreement could be subject to penalty taxes under Section 409A of the Code, then the Company shall not commence payment of such amounts until the earlier of (a) the date that is six months after my Termination Date or (b) the date of my death. Any amount that otherwise would have been payable but for the delay described above shall be aggregated and paid with the first payment under this Section 9. For purposes of this Agreement, ‘Termination Date’ shall mean the date on which a ‘separation from service’ occurs, as defined in Treasury Regulation Section 1.409A-1(h) and the guidance promulgated there under.

10. This Agreement cannot be changed in any way unless the Company agrees in writing. This Agreement will be governed by and interpreted in accordance with Pennsylvania law, without reference to its conflicts of laws rules.

American Eagle Outfitters Hong Kong Limited

Date:	April 8, 2013	By:	/s/ Robert Hanson
(American Eagle Outfitters Hong Kong Limited Representative)
			Title:	Chief Executive Officer

Date:	April 8, 2013	Kitty Yung
Print Name

/s/ Kitty Yung
Signature